UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   April 25, 2003

Lithia Motors, Inc.
(Exact Name of Registrant as specified in its charter)

Oregon	0-21789	93 - 0572810
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.

360 E. Jackson Street, Medford, Oregon	97501
Address of Principal Executive Office	Zip Code

Registrant's telephone number including area code 541-776-6868

(Former name or former address, if changed since last report)   Not applicable

Item 7. Financial Statements and Exhibits

       (a)   Financial statements of business acquired.

              Not applicable.

       (b)   Pro forma financial information.

              Not applicable.

       (c)   Exhibits.

              The following Exhibits are filed as part of this Report.

              Exhibit 99
              Press Release

Item 9. Regulation FD Disclosure

On April 25, 2003, Lithia Motors, Inc. issued a press release, including certain forward looking statements, disclosing earnings for the quarter ended March 31, 2003. All of the information in the press release, appearing in Exhibit 99, is not filed but is furnished pursuant to Regulation FD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

              LITHIA MOTORS, INC.
              (Registrant)

Date: April 25, 2003   By: _____

               Kenneth E. Roberts
               Assistant Secretary



LITHIA MOTORS EARNS 23 CENTS PER SHARE ON RECORD FIRST QUARTER SALES

MEDFORD, OREGON, APRIL 25, 2003 (5:00 a.m. PDT) - Lithia Motors, Inc. (NYSE: LAD) today announced that total sales increased to $583.5 million compared to $524.4 million in the first quarter of last year. Net earnings for the quarter were $4.17 million compared to $6.39 million in the same period last year. Lithia earned $0.23 per diluted share on 19% more diluted shares outstanding than in the first quarter of last year. This is two cents above recently revised First Call estimates of $0.21 per share.

For the first quarter, new vehicle sales increased 21%, used vehicle sales declined 4%, parts/service sales increased 15% and finance/insurance sales increased 19%. Finance and Insurance income per new and used retail unit increased 9% to $938, the highest level ever achieved by Lithia in the first quarter of a year. Total retail units sold in the quarter were 22,627, a 9% increase over the same period last year. Lithia retailed 10,006 used units and 12,621 new units, for a used/new ratio of 0.8:1.

Chairman and Chief Executive Officer, Sidney B. DeBoer, stated, 'Lithia's new vehicle same store sales were up 7.7% in the first quarter vs. national new vehicle sales that were down over 4% in the same period. We are pleased with our new vehicle sales performance in the quarter."

"Finance and insurance same store sales were up 7.3% for the quarter. We improved our finance and insurance penetration rate to 77% of all new and used retail units vs. 75% in the same period last year. We also had 41% service contract penetration vs. 40% last year and 34% Lifetime Oil/Filter product penetration vs. 29% in the same period last year. Strong new vehicle sales combined with greater penetration rates in F&I, service contracts and our Lifetime Oil & Filter product ensure continued parts and service business and increased customer contact in the years to come."

"Parts and Service same store sales for the quarter were down 2.6%, driven mostly by declining warranty repairs at our domestic stores as product quality improvements take hold. Used vehicle same store sales were down 14.5% as there was continued pressure by heavily incentivised new vehicle sales programs and the recessionary environment in our markets. Total retail same store sales for the quarter declined by 0.2%. This was better than we had expected at the beginning of the quarter."

"We continue to see slowing economies in our markets. We believe the total new and used vehicle market, in the areas where we operate, was down over 10% in the quarter as compared to the same period last year. However, our combined new and used retail same store sales for the quarter held steady with the same period last year. We took an aggressive approach to gain new vehicle sales in the first quarter of 2003 because of higher than normal new vehicle inventories at the end of 2002 and the existence of increased incentives on new vehicles. We chose to increase our market share by implementing a volume based sales strategy. Behind our aggressive volume strategy is our belief that starting new customer relationships now is essential to the long-term success of our business. What we do now to gain customers will come back in the form of parts and service business and repeat and referral sales down the road. In addition, gaining new vehicle sales in a slow new vehicle sales environment is fundamental to maintaining a healthy long-term relationship with our manufacturer partners."

Jeffrey B. DeBoer, Senior Vice President and CFO added, "For the full-year 2003, we are forecasting earnings of $1.50 to $1.60 per share which assumes approximately $350 - $450 million in annualized revenues from new acquisitions. Our most recent acquisition was a Chrysler/Dodge store in Missoula, Montana. Year to date, we have closed on approximately $100 million in revenues. On the balance sheet, our long-term debt to total capitalization ratio was 26%. With our new acquisition credit facility of up to $200 million from Daimler Chrysler Services of North America and expected internal cash flow from operations, Lithia has positioned itself to capitalize on the increasing acquisition opportunities we have seen so far this year."

"In the first quarter, Lithia entered into two interest rate swap agreements totaling $50 million. The higher interest rates on these swaps and additional inventories from acquisition activity are responsible for the increase in flooring interest expense in the period."

"In the first quarter of the year, Lithia reinstituted its previously approved share buyback program with the repurchase of shares. We currently have over 940,000 shares available for repurchase under the program."

"Of further note, recently the Emerging Issues Task Force of the Financial Accounting Standards Board issued pronouncement number 02-16 relating to the timing and classification of vendor credits.   For Lithia, this relates mostly to flooring and advertising credits received from manufacturers.   Consistent with the pronouncement, we do not recognize these credits as income until the vehicle is sold. Therefore, we do not have any adjustment to earnings from this pronouncement."

Lithia Motors will be providing more detailed information on the results for the first quarter 2003 in its conference call scheduled for 10 a.m. PDT today. The call can be accessed live by calling 973-582-2700. To listen to a live webcast or hear a replay, log-on to: **www.lithia.com** - go to Investor Relations - and click on the Live Webcast icon.

Lithia Motors, Inc. is a Fortune 1000 and Russell 2000 Company that sells 24 brands of new vehicles and operates 73 stores and 139 franchises in 11 states in the Western United States and over the Internet through "Lithia.com-America's Car & Truck Store." Lithia also sells used vehicles; arranges finance, warranty, and credit insurance contracts; and provides vehicle parts, maintenance, and repair services at all of its locations. Lithia retailed 91,478 new and used vehicles and had $2.38 billion in total revenue in 2002.

This press release includes forward looking statements within the meaning of the "Safe-Harbor" provisions of the Private Securities Litigation Reform Act of 1995, which management believes are a benefit to shareholders. These statements are necessarily subject to risk and uncertainty and actual results could differ materially due to certain risk factors, including without limitation economic conditions, acquisition risk factors and others set forth from time to time in the company's filings with the SEC.   Specific risks in this press release include company performance, sales, economic data and acquisition assumptions.

For additional information on Lithia Motors, contact: Jeff DeBoer, Senior VP and Chief Financial Officer (541) 776-6868 (E-mail: **invest@lithia.com**) or Dan Retzlaff, Director Investor Relations at (541) 776-6819 (dretzlaff@lithia.com) or log-on to: **www.lithia.com** - go to About Lithia - Investor Relations

LITHIA MOTORS, INC.
(In Thousands except per share and unit data)

Unaudited	Three Months Ended March 31, 2003	2002	Increase (Decrease)	% Increase (Decrease)
New Vehicle Sales	$323,448	$267,817	$55,631	20.8%
Used Vehicle Sales	176,986	183,312	(6,326)	(3.5)
Service, Body & Parts Sales	59,751	52,038	7,713	14.8
Finance & Insurance	21,214	17,832	3,382	19.0
Fleet & Other Revenues	2,078	3,399	(1,321)	(38.9)
Total Revenues	**583,477**	**524,398**	**59,079**	**11.3**
Cost of Sales	492,142	440,751	51,391	11.7
Gross Profit	91,335	83,647	7,688	9.2
SG&A Expense	76,964	67,736	9,228	13.6
Depreciation/Amortization	2,287	1,668	619	37.1
Income from Operations	**12,084**	**14,243**	**(2,159)**	**(15.2)**
Flooring Interest Expense	(3,702)	(2,337)	(1,365)	58.4
Other Interest Expense	(1,410)	(1,592)	182	(11.4)
Other Income (Expense), net	(172)	95	(267)	
Pre-Tax Profit	**6,800**	**10,409**	**(3,609)**	**(34.7)**
Income Tax	2,635	4,018	(1,383)	(34.4)
Income Tax Rate	38.8%	38.6%		
Net Profit	**$4,165**	**$6,391**	**$ (2,226)**	**(34.8) %**
Shares Outstanding	18,272	15,369	2,903	18.9%
Diluted EPS	**$0.23**	**$0.42**	($0.19)	(45.2)
Unit Sales:				
New	12,621	10,416	2,205	21.2%
Used - Retail	10,006	10,364	(358)	(3.5)
Used - Wholesale	6,351	6,106	245	4.0
Total Units Sold	28,978	26,886	2,092	7.8
Finance/Insurance per retail unit	$938	$858	$80	9.3
Average Selling Price:				
New	$25,628	$25,712	($84)	(0.3%)
Used - Retail	14,464	14,476	(12)	(0.1)
Used - Wholesale	5,080	5,452	(372)	(6.8)
Key Financial Data:				
Gross Profit Margin	15.7%	16.0%		
SG&A as a % of Sales	13.2%	12.9%		
Operating Margin	2.1%	2.7%		
Pre-Tax Margin	1.2%	2.0%		
Total Retail Same-Store Sales	(0.2%)	1.0%		

Balance Sheet Highlights (Dollars in Thousands)
Unaudited

	March 31, 2003	December 31, 2002
Cash & Cash Equivalents	$29,593	$15,932
Trade Receivables*	83,495	82,173
Inventory	468,478	445,908
Other Current Assets	12,114	11,765
Total Current Assets	593,680	555,778
Real Estate, net	119,896	118,696
Equipment & Leases, net	60,545	58,215
Goodwill, net	191,799	185,212
Other Assets	26,601	24,148
Total Assets	**$992,521**	**$942,049**
Floorplan Notes Payable	$396,128	$364,635
Other Current Liabilities	69,602	64,835
Total Current Liabilities	465,730	429,470
Used Vehicle Flooring	62,000	63,000
Real Estate Debt	84,186	73,798
Other Long-Term Debt	30,652	30,914
Other Liabilities	25,030	24,874
Total Liabilities	**$667,598**	**$622,056**
Shareholders Equity	324,923	319,993
Total Liabilities & Shareholders' Equity	**$992,521**	**$942,049**

- *Note: Includes contracts-in-transit of $45,155 and $41,493 for 2003 and 2002.

Other Balance Sheet Data (Dollars in Thousands)

Current Ratio	1.3x	1.3x
LT Debt/Total Cap. (Excludes Used - Vehicle Flooring)	26%	25%
Working Capital	$127,950	$126,308